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                              June 12, 2023

       Julie Zeiler
       Chief Financial Officer
       IRobot Corporation
       8 Crosby Drive
       Bedford , MA 01730

                                                        Re: IRobot Corporation
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed February 14,
2023
                                                            Response Letter
Dated May 25, 2023
                                                            File No. 001-36414

       Dear Julie Zeiler:

              We have reviewed your May 25, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 11, 2023 letter.

       Form 10-K for the fiscal year ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Key Financial Metrics and Non-GAAP Financial Measures, page 32

   1. We have read your response to prior comment 2. However, it remains unclear to us how you determined the
non-GAAP adjustments related to legal costs you incurred to defend your IP are consistent
with the requirements of Question 100.01 of the Division of
                                                        Corporation Finance   s
Compliance & Disclosure Interpretations on Non-GAAP Financial
                                                        Measures. Although,
your litigation with SharkNinja may be unique because of its size and complexity, based
on the nature of the litigation, it continues to appear to us that the related expenses are
normal operating expenses. In this regard, based on the nature of your business and
products and as noted in your response, IP litigation arises during the
 Julie Zeiler
IRobot Corporation
June 12, 2023
Page 2
         ordinary course of your business. Please advise or revise.
2. We note your response to prior comment 3. You concluded that the weight of positive evidence associated with future taxable income informed a determination that U.S.
         deferred tax assets were realizable; therefore, no valuation allowance was incorporated into your non-GAAP tax provision for the year ended December 31, 2022. We also note you continued to record tax benefits on a non-GAAP basis during the interim period ended March 31, 2023. Please more fully explain to us the specific analysis you performed that determined no valuation allowance was required to be incorporated into your non-GAAP tax provisions for the fiscal year ended December 31, 2022 and the interim period ended March 31, 2023.
       You may contact Ernest Greene, Staff Accountant at 202-551-3733 or Anne McConnell,
Staff Accountant at 202-551-3709 with any questions.



FirstName LastNameJulie Zeiler                                Sincerely,
Comapany NameIRobot Corporation
                                                              Division of
Corporation Finance
June 12, 2023 Page 2                                          Office of
Manufacturing
FirstName LastName